PROSPECTUS

                                     [LOGO]

                        2,700,000 SHARES OF COMMON STOCK

                 PROSPECT STREET(R) HIGH INCOME PORTFOLIO INC.

                      NEW YORK STOCK EXCHANGE SYMBOL: PHY

     Prospect Street(R) High Income Portfolio Inc. (the "Fund") is a diversified, closed-end management investment company. The Fund's investment objective is to provide high current income, while seeking to preserve stockholders' capital, through investment in a professionally managed, diversified portfolio of high yield, high risk securities (commonly referred to as "junk" bonds). The Fund's investment adviser is Highland Capital
Management, L.P.


     THERE IS NO GUARANTEE THAT THE FUND WILL ACHIEVE ITS INVESTMENT OBJECTIVE. INVESTMENT IN THE FUND INVOLVES CERTAIN RISKS AND SPECIAL CONSIDERATIONS, INCLUDING RISKS ASSOCIATED WITH THE FUND'S USE OF LEVERAGE. AN INVESTMENT IN THE FUND IS NOT APPROPRIATE FOR ALL INVESTORS. SEE "RISK FACTORS AND SPECIAL CONSIDERATIONS" BEGINNING ON PAGE 23 OF THIS PROSPECTUS.


     This Prospectus applies to 2,700,000 shares of the Fund's Common Stock which may be issued and sold from time to time through its designated agents. The Common Stock will be sold at-the-market through trading transactions on the New York Stock Exchange (the "NYSE"), subject to a minimum price to be established each day by the Fund. The minimum price on any day will not be less than the current net asset value per share of Common Stock plus any sales commission to be paid for the purchase of such shares. The Fund has engaged B. Riley & Co., Inc. (the "Distributor") to act as Distributor of the Common
Stock pursuant to a distribution agreement. The Fund and the Distributor each have the right to terminate the distribution agreement in its discretion at any time.


The Distributor, as agent, generally will charge a fixed commission rate of $0.05 per share of Common Stock sold pursuant to this Prospectus and will receive additional compensation from the Fund in the time and manner described under "Plan of Distribution." Assuming that all shares of the Common Stock are sold, the Fund will pay additional compensation at a rate of $0.04 per share to the Distributor and will incur offering expenses of approximately $0.08 per share. As of March 24, 2005, the last reported sales price of a share of the Fund's Common Stock on the NYSE was $3.30. At a price of $3.30 (and assuming that all shares of the Common Stock are sold), the Fund's effective proceeds would be the equivalent of $3.13 per share after deduction of the $0.05 per share commission and the Fund's payment of the additional $0.04 per share to the Distributor, and assuming that the Fund incurs offering expenses that are estimated to be $0.08 per share. The Fund's stockholders directly and indirectly bear the expense of the Fund's commission and additional compensation payments to the Distributor, as such payments become due, as well as the Fund's offering expenses, as described in this paragraph.

     This Prospectus sets forth concisely information you should know before investing, including information about risks. You should read this Prospectus before you invest in the Fund and keep it for future reference. The Fund's Statement of Additional Information ("SAI"), dated April 12, 2005, contains additional information about the Fund and is incorporated by reference into (which means it is considered to be a part of) this Prospectus. You may obtain a free copy of the SAI by calling 877-532-2834 or by writing to the Fund at 13455 Noel Road, Suite 1300, Dallas, Texas 75240. A table of contents to the SAI is located at page 47 of this Prospectus. The SAI is available along with other Fund-related materials at the Securities and Exchange Commission's internet web site (http://www.sec.gov). The Fund's file number under the Investment Company Act of 1940, as amended, is 811-5557.


     THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              B. RILEY & Co., Inc.


                 The date of this Prospectus is April 12, 2005

                               TABLE OF CONTENTS

                                                                      PAGE

Prospectus Summary....................................................  1
Fund Expenses.........................................................  9
Financial Highlights.................................................. 11
The Fund.............................................................. 15
Use of Proceeds....................................................... 15
Portfolio Composition................................................. 15
Trading and Net Asset Value Information............................... 16
Investment Objective and Policies..................................... 17
Risk Factors and Special Considerations............................... 23
Management of the Fund................................................ 32
Federal Taxation...................................................... 34
Description of Capital Structure...................................... 37
Plan of Distribution.................................................. 43
Custodian, Transfer Agent, Dividend Paying Agent and Registrar........ 44
Legal Opinions........................................................ 45
Independent Registered Public Accounting Firm......................... 45
Further Information................................................... 46
Table of Contents to the Statement of Additional Information.......... 47


                               PROSPECTUS SUMMARY

     THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS PROSPECTUS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE DETAILED INFORMATION INCLUDED IN THIS PROSPECTUS AND THE STATEMENT OF ADDITIONAL INFORMATION ("SAI"). TO UNDERSTAND THE OFFERING OF THE COMMON STOCK, YOU SHOULD READ THIS ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE RISK FACTORS.

The Fund.........................  Prospect Street(R) High Income Portfolio Inc.
                                   (the "Fund") is a diversified, closed-end management investment company. The Fund was incorporated in Maryland on May 13, 1988 and commenced investment operations on December 5, 1988. The Fund's principal office is located at 13455 Noel Road, Suite 1300, Dallas, Texas 75240, and its telephone number is 1-877-532-2834.

Investment Adviser...............  Highland Capital Management, L.P. (the
                                   "Adviser") is the Fund's investment adviser.
                                   The Adviser has managed the Fund since
                                   January 21, 2000 and is responsible for
                                   investment advisory and management of the Fund, as well as managing and supervising all aspects of the general day-to-day business activities and operations of the Fund. As of December 31, 2004, the Adviser managed approximately $10.8 billion on behalf of institutional investors and retail clients around the world. The Adviser also is the investment adviser to another closed-end, management investment company with a leveraged capital structure - Prospect Street(R)Income Shares Inc. - with net assets of approximately $66.3 million as of December 31, 2004. See "Management of the Fund."

                                   The Adviser currently receives from the Fund a management fee calculated at 0.65% (on an annual basis) of the Fund's average weekly net asset value defined as total assets of the Fund less accrued liabilities (excluding the principal amount of any bank loan, notes and the liquidation preference of preferred stock and including accrued and unpaid dividends on any shares of preferred stock), up to and including $175 million of net assets, 0.55% on the next $50 million of net assets and 0.50% of the excess of net assets over $225 million. The definition of net assets includes the assets acquired through the Fund's use of leverage. See "Investment Objective and Policies-Certain
                                   Investment Strategies-Leverage and
                                   Borrowing."


NYSE Listed......................  The Fund's common stock, par value $0.03 per share ("Common Stock"), is listed on the New
                                   York Stock Exchange (the "NYSE") under the symbol "PHY." As of March 24, 2005, the Fund had 30,795,151 shares of Common Stock outstanding. As of March 24, 2005, the last reported sale price of a share of the Fund's Common Stock on the NYSE was $3.30.


                                   [Portion of Prospectus omitted]

                                   o Restrictions" in the SAI and changes in the
                                     Fund's subclassification as a closed-end investment company; and to amend, alter or repeal any of the authorized preferences, rights or powers of the holders of Preferred Shares.

                                   The affirmative vote of holders of Preferred
                                   Shares and other classes of preferred stock, if any, is required to effect any of the foregoing matters, regardless of whether the holders of the Common Stock have approved such matters.

                                   Each share of Common Stock, each Preferred
                                   Share, and each share of any other series of preferred stock of the Fund is entitled to one vote per share.


Plan of Distribution.............. Shares of the Fund's Common Stock may be
                                   issued and sold from time to time by the Fund through its designated agents, including B. Riley & Co., Inc. (the "Distributor") as distributor and principal underwriter (the "Offering"). The Common Stock will be sold at-the-market through trading transactions on the NYSE, subject to a minimum price to be established each day by the Fund. The minimum price on any day will not be less than the current net asset value ("NAV") per share of Common Stock plus any sales commission to be paid for the purchase of such shares. Any shares of Common Stock sold pursuant to this Prospectus will generally be subject to a fixed commission rate of $0.05 per share, or $0.03 per share if sold to the Adviser. The Adviser currently does not intend to purchase shares of Common Stock in the Offering. The Fund will pay additional compensation to the Distributor at a rate of $0.04 per share, except for shares purchased by the Adviser, if all shares of the Common Stock are sold. The Fund will incur offering expenses of approximately $0.08 per share. The Fund's stockholders directly and indirectly bear the expense of the Fund's commission and additional compensation payments to the Distributor, as such payments becomes due, as well as the Fund's offering expenses. See "Plan of Distribution."


Principal Investment Risks........ Risk is inherent in all investing. The primary risks of investing in shares of the Fund's Common Stock are described below:

                                   CREDIT RISK. The Fund invests in lower-rated securities ("junk" securities) and unrated securities of comparable quality, which involve greater risk than higher rated securities. As of the date of this Prospectus, virtually all of the Fund's assets are invested in lower-rated securities. These securities generally offer a higher return potential than higher rated securities, but also involve greater volatility of price and risk of loss of income and principal,

                                   [Portion of Prospectus omitted]

                                   if used), can adversely affect the yield on the Fund's Common Stock. To the extent the Fund is unable to invest the proceeds from the use of leverage in assets which pay interest at a rate which exceeds the rate paid in connection with the leverage, the yield on the Fund's Common Stock will decrease. The effect of a general market decline in the value of assets such as those in which the Fund invests, would be magnified in the Fund because of the leverage. In addition, if the Fund increases its leverage by issuing debt securities, such borrowings could constitute a substantial lien and burden on the Fund's capital stock if such debt has a prior claim against income of the Fund and against the net assets of the Fund in liquidation.

                                   RISK OF SECONDARY MARKET FOR SHARES OF THE
                                   FUND'S COMMON STOCK. The issuance of shares of the Fund's Common Stock through the Offering may have an adverse effect on the secondary market for the Fund's Common Stock. The increase in the number of shares of the Fund's outstanding Common Stock resulting from the Offering may put downward pressure on the market price for shares of the Fund's Common Stock. Shares of Common Stock will not be issued pursuant to the Offering at any time when such shares are trading at a price lower than the Fund's NAV per share of Common Stock. Shares of Common Stock may be issued pursuant to privately negotiated transactions at a discount to the market price for such shares of Common Stock, which may put downward pressure on the market price for shares of the Fund's Common Stock.

                                   PREFERRED STOCK RISK. The Fund has issued
                                   Preferred Shares and is authorized to issue additional classes of preferred stock, although the Fund has no current intention to do so. The Fund's obligations to holders of the Preferred Shares and holders of any other shares of preferred stock are senior to its ability to pay dividends on, or repurchase, the Common Stock, or to pay holders of shares of Common Stock in the event of liquidation.

                                   Holders of Preferred Shares, and the holders of any other series of preferred stock, will vote as a separate class on certain matters under the Fund's Charter and the 1940 Act so that Preferred Shares, or other preferred stock, constituting a small percentage of total shares outstanding may block passage of matters supported by Common Stockholders. See "Prospectus Summary-Preferred Stock" above and "Risk Factors and Special Considerations-Preferred Stock Risk."


                                   RATINGS GUIDELINES RESTRICTIONS RISK. The
                                   Fund's investments are subject to asset
                                   coverage, diversification and related
                                   guidelines established in connection with the Fund's receipt from Moody's Investors Service, Inc. ("Moody's") and S&P Standard & Poor's Ratings Services ("S&P") of ratings of "aaa" and "AAA," respectively, for its Preferred Shares. Under current Moody's and S&P ratings guidelines, the Fund is limited in its use of certain types of securities in which it may otherwise invest, and certain strategies in which the Fund may otherwise engage, pursuant to its investment policies and strategies. Such instruments consist of, among others: securities that are not readily marketable; private placements (other than Rule 144A securities); and securities not within the diversification guidelines of Moody's or S&P. These restrictions, which may cause the Fund to make or limit certain investments in order to maintain the aaa/AAA ratings of the Fund's Preferred Shares, could result in a loss of profitability of shares of Common Stock. Accordingly, although the Fund reserves the right to invest in these securities and to engage in these strategies to the extent described in this paragraph, it is anticipated that they will not ordinarily constitute in total more than 20% of the Fund's total assets in order to remain in compliance with Moody's and S&P's guidelines.


                                   FOREIGN INVESTMENT RISK. The Fund's
                                   investments in foreign securities may involve risks not present to the same degree in domestic investment, including potential social, political and economic climates and developments in such foreign countries, the imposition of withholding taxes on interest income, the establishment of exchange controls or the adoption of other foreign governmental restrictions which might adversely affect the payment of principal and interest on such obligations, delays in settlement transactions, currency fluctuations and a lack of liquidity or greater volatility in the prices of such securities.


                                   HEDGING RISK. The Fund's use of derivatives and other transactions, such as options, financial futures and options on financial futures, may involve risks not associated with other types of investments which the Fund intends to purchase and it is possible that a portfolio that utilizes hedging strategies may not perform as well as a portfolio that does not make use of such strategies. The Fund's use of derivatives or other transactions to reduce risk involves costs and will be subject to an Adviser's ability to predict correctly changes in the relationships of such hedge instruments to the Fund's portfolio holdings or other factors. No assurance can be given that such Adviser's judgment in this respect will be correct. In addition, no assurance can be given that the Fund will enter into hedging or other transactions at times or under circumstances in which it may be advisable to do so. Although the Adviser does not anticipate that derivatives or other such transactions will represent a significant component of the Fund's investment strategy and will not be used for speculative purposes, the Fund does have a policy to limit to 20% of the Fund's total assets the portion of the Fund's assets that may be subject to such transactions or invested in such instruments.


                                   DIVIDEND RISK. The Fund's current dividend policy is to pay dividends on the Common Stock monthly out of income, and dividend rates may vary from month to month. The Fund does not intend to distribute returns of capital, although a return of capital may occur if on an annualized basis distributions to holders of Common Stock exceed net investment income allocated to holders of Common Stock for income tax purposes. See "Federal Taxation."

                                   RISKS OF ANTI-TAKEOVER PROVISIONS. The
                                   Charter includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or effect certain fundamental changes to the Fund's operations. These provisions could discourage a third party from seeking to obtain control of the Fund, and holders of Common Stock may not have an opportunity to sell their shares at NAV when such shares are trading at a discount to NAV. See "Description of Capital Structure-Voting Rights-Supermajority and
                                   Other Voting Provisions" and "Risk Factors and Special Considerations-Certain Charter Provisions."

Custodian, Transfer Agent,
Dividend Paying Agent and
Registrar........................  State Street Bank and Trust Company serves as the Fund's custodian. American Stock Transfer & Trust Company serves as the transfer agent, dividend paying agent and registrar for the Fund's Common Stock.

                                 FUND EXPENSES

     The following table is intended to assist in understanding the various costs and expenses that an investor in the Fund will bear directly or indirectly.(1) The table includes the direct and indirect expenses that an investor in the Common Stock will bear.


Stockholder Transaction Expenses
   Sales Load (as a percentage of offering price)(2)                                 1.52%
   Offering Expenses Borne by the Fund (as a percentage
        of offering price)(3)                                                        3.77%
   Dividend Reinvestment Plan Fees
                                                                                     None
Annual Expenses (as a percentage of net assets attributable to Common Stock)
   Management Fees(4)                                                                0.87%
   Dividend Payments on Preferred Shares                                             0.98%
   Other Expenses                                                                    0.87%
   Total Annual Expenses                                                             2.72%
___________________________



(1) The Fund currently uses leverage through issuance of the Preferred Shares, and the table above reflects the Preferred Shares outstanding of approximately 25.9% of the Fund's total assets at a dividend rate of 2.84%, as of March 23, 2005. At times when the Fund does not utilize such leverage, the estimated annual expenses would be as follows:

         Management Fees (4)                                 0.65%
         Dividend Payments on Preferred Shares               0.00%
         Other Expenses                                      0.78%
         Total Annual Expenses                               1.43%

(2) Based on an offering price of $3.30 (the last reported sales price on the NYSE on March 24, 2005). The Distributor receives a fixed commission rate of $0.05 per share of Common Stock sold in the Offering (or $0.03 per share if sold to the Adviser).

(3) Based on an offering price of $3.30 (the last reported sales price on the NYSE on March 24, 2005). The Fund will pay additional compensation to the Distributor at a rate of $0.04 per share if all shares of the Common Stock are sold. In addition, the Fund will incur offering expenses of approximately $0.08 per share. See "Plan of Distribution."


(4) The Fund pays the Adviser an investment advisory fee of 0.65% (on an annual basis) of the Fund's average weekly net asset value defined as total assets of the Fund less accrued liabilities (excluding the principal amount of any bank loan, notes and the liquidation preference of preferred stock and including accrued and unpaid dividends on any shares of preferred stock), up to and including $175 million of net assets, 0.55% on the next $50 million of net assets and 0.50% of the excess of net assets over $225 million. See "Management of the Fund--Investment Adviser."

     Although the Fund has no present intention to issue additional shares of preferred stock in the foreseeable future, holders of Common Stock will bear the issuance and dividend costs of any preferred stock that the Fund issues in the future.


     The following example applies to shares of Common Stock issued in connection with the Offering, subject to a maximum sales load of 1.52% and offering expenses of 3.77%.

Example                                                   1 Year           3 Years          5 Years        10 Years
You would pay the following expenses on a $1,000
investment, assuming a 5% annual return and where
the Fund has 33% leverage                                  $115             $193             $276           $498


     This hypothetical example assumes that all dividends and other distributions are reinvested at NAV and that the percentage amount listed under Total Annual Expenses above (3.11%) remain the same in the years shown. The above table and the assumption in the hypothetical example of a 5% annual return are required by regulation of the Securities and Exchange Commission (the "SEC") applicable to all investment companies; the assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Fund's Common Stock. For more complete descriptions of certain costs and expenses associated with investing in the Fund, see "Management of the Fund," "Plan of Distribution" and leverage discussions under "Risk Factors and Special Considerations."

     THE FOREGOING EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES, AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

                              FINANCIAL HIGHLIGHTS

     The table below sets forth selected financial information for a share of the Fund's Common Stock outstanding throughout each period presented. The presentation of the selected financial information has been changed from prior financial reports filed by the Fund due to the reclassification of the distributions paid to holders of Common Stock from net investment income to return of capital in 2001 and 2002. No reclassification was necessary in 2000, 2003 or 2004.

     For the fiscal year ended October 31, 2004, the financial information in the table below was audited by Deloitte & Touche LLP, the Fund's independent registered public accounting firm, whose report is included in the Fund's October 31, 2004 Annual Report and is incorporated by reference in the SAI. For all fiscal periods prior to October 31, 2003, the financial information in the table was audited by the Fund's former auditors. This information should be read in conjunction with the financial statements and notes thereto included in the Fund's October 31, 2003 Annual Report, which is available without charge from the Fund.

                        [Portion of Prospectus omitted]



Net assets, end of year (a).    $133,894     $114,113 $105,682  $161,048  $142,924  $186,167  $157,800  $195,909  $140,711  $113,309

Ratio of operating
   expenses to
   average net assets,
   applicable
   to common stock..........     2.18%        4.07%      3.22%      3.75%     4.46%     2.67%     2.67%     2.30%    3.06%    3.27%
Ratio of net investment
   income
   to average net assets,
   applicable to common
   stock....................    11.88%       16.60%     15.99%     20.06%    17.59%    13.72%    11.92%    11.94%   13.20%   13.47%
Portfolio turnover rate.....    81.25%      111.35%     96.89%     73.63%   119.86%   126.45%   156.48%   176.04%  108.33%   80.71%


(a)  Dollars in thousands.

(b) The selected per share data and ratios have been restated, where applicable, for all periods to give effect for the one-for-three reverse stock split in April of 1998.

(c) As of January 21, 2000, the Fund entered into a new advisory agreement with Highland Capital Management, L.P. For periods prior to that date, the Fund was advised by a different investment adviser.

(d) Presentation has been changed from prior financial reports filed by the Fund, where applicable, due to the reclassification of the distributions paid to common stockholders from net investment income to return of capital.

(e) Presentation of distributions paid to preferred stockholders has been changed from prior financial reports filed by the Fund, where applicable, due to the reclassification from Distributions Section to Total from Investment Operations.

# Calculation is based on average shares outstanding during the indicated period due to the per share effect of the Fund's rights offerings.

+ For information purposes only. Taxes are calculated on a calendar year, whereas this data is calculated on a fiscal year ended October 31.

INFORMATION REGARDING SENIOR SECURITIES

     The following table shows certain information regarding each class of senior security of the Fund as of the end of each of the last ten fiscal years of the Fund.

                                                                                                        APPROXIMATE
                                                                   ASSET             INVOLUNTARY          MARKET
                                                  TOTAL           COVERAGE            LIQUIDATION        VALUE PER
                                  AT             AMOUNT          FOR DEBT OR        PREFERENCE PER        SHARE OR
                              OCTOBER 31        OUTSTANDING       SHARES (5)            SHARE               NOTE
Senior Notes(1)
                                 1995           20,000,000         $ 6,665              N/A*                987.50
                                 1996           20,000,000           8,036              N/A                 990.00
                                 1997           20,000,000          10,795              N/A               1,003.80
                                 1998                    0          N/A                 N/A                N/A
                              1999-2004            N/A              N/A                 N/A                N/A

Taxable Auction Rate
  Preferred Stock(2)
                                 1995           200 Shares        $566,544             100,000             100,000
                                 1996           200 Shares         703,553             100,000             100,000
                                 1997           200 Shares         979,545             100,000             100,000
                                 1998                    0          N/A                 N/A                N/A
                              1999-2004            N/A              N/A                 N/A                N/A

Revolving Credit
  Facilities(3)
                              1995-1997            N/A               N/A                N/A                N/A
                                 1998          $40,000,000       $    4,945             N/A                N/A
                                 1999           50,000,000            4,723             N/A                N/A
                                 2000           71,000,000            3,005             N/A                N/A
                                 2001                    0          N/A                 N/A                N/A
                              2002-2004            N/A              N/A                 N/A                N/A


Auction Rate Cumulative
  Preferred Shares,
  Series W(4)
                              1995-2000            N/A              N/A                 N/A                N/A
                                 2001         3,000 Shares       $   55,861          $25,000             $25,000
                                 2002         2,260 Shares           46,762           25,000              25,000
                                 2003         1,600 Shares           49,834           25,000              25,000
                                 2004         1,600 Shares           58,666           25,000              25,000


__________________________

*    "N/A" refers to items that are not applicable.

(1) In July 1993, the Fund repurchased the remaining $5 million principal amount of its Senior Extendible Notes, which carried an annual interest rate through December 31, 1993 of 10.28%, for $5,178,000. The Fund thereafter issued $20 million of new Senior Notes payable December 1, 1998, which bore interest at a fixed annual rate of 6.53%. On July 24, 1998, the Fund redeemed the $20 million principal amount of its Senior Notes.

(2) In July 1993, the Fund redeemed 100 shares of its Taxable Auction Rate Preferred Stock for $100,000 per share plus accrued interest, leaving 200 such shares outstanding. On May 15, 1998, the Fund redeemed the remaining outstanding shares of its Taxable Auction Rate Preferred Stock for $100,000 per share plus accrued interest.

(3) The Fund entered into a $50 million credit agreement with BankBoston, N.A., as lender and agent ("BankBoston"), dated April 30, 1998, as amended and restated on July 24, 1998. On January 21, 2000, the Fund repaid all borrowings under its $50 million revolving credit facility with BankBoston. The funds required to repay the outstanding balance were borrowed by the Fund under a new floating rate $75 million revolving credit facility with Bank of America, N.A. ("Bank of America") as lender and agent. On or about March 16, 2001, the Fund repaid all borrowings under the Bank of America credit facility with the proceeds of the Fund's offering of Preferred Shares, which offering was consummated on March 16, 2001.

(4) On March 16, 2001, the Fund issued 3,000 Shares of Auction Rate Cumulative Preferred Shares, Series W, with a liquidation value of $25,000 per share plus accumulated dividends, the proceeds of which were used to retire the Fund's $75 million credit facility with Bank of America.


(5) Amount shown is per $1,000 of Senior Notes, Taxable Auction Rate Preferred Stock, Revolving Credit Facilities and Auction Rate Cumulative Preferred Shares, as the case may be. Calculated by subtracting the Fund's total liabilities (not including bank loans and senior securities) from the Fund's total assets and dividing such amount by the quotient of (a) the principal amount of outstanding Senior Notes, Taxable Auction Rate Preferred Stock, Revolving Credit Facilities or Auction Rate Cumulative Preferred Shares, as the case may be, divided by (b) $1,000.



                                    THE FUND

     The Fund is a diversified, closed-end management investment company. The Fund was incorporated in Maryland on May 13, 1988 and is registered with the SEC under the 1940 Act. The Fund commenced investment operations on December 5, 1988 upon the closing of an initial public offering of its Common Stock. The Fund's Common Stock is listed on the NYSE under the symbol "PHY." The Fund's principal office is located at 13455 Noel Road, Suite 1300, Dallas, Texas 75240, and its telephone number is 1-877-532-2834. The Fund's investment adviser is Highland Capital Management, L.P.


     The following table provides information about the Fund's outstanding shares as of March 24, 2005

                                                                                AMOUNT HELD BY
                                                              AMOUNT             THE FUND OR             AMOUNT
TITLE OF CLASS                                              AUTHORIZED         FOR ITS ACCOUNT         OUTSTANDING

Common Stock, par value $0.03 per share                      100,000,000            - 0 -              30,795,151


Preferred Stock, par value $0.001 per share (1,600             1,000,000            - 0 -                   1,600
     shares of Auction Rate Cumulative Preferred
     Shares, Series W, authorized, issued and
     outstanding), $25,000 liquidation preference per
     share

                                USE OF PROCEEDS

     The Fund intends to invest the net proceeds of the Offering in high-yield securities and other securities consistent with the Fund's investment objective and policies. Such investment is expected to occur during a period estimated not to exceed three months from the sale of the shares of Common Stock in the Offering depending on market conditions and the availability of appropriate securities. Pending such investment, the Fund may invest in high-quality, short-term debt securities and other instruments.

                             PORTFOLIO COMPOSITION


     As of March 24, 2005, the Fund's portfolio included 93 holdings issued by 83 issuers representing 43 different industry groups. These issues had a weighted average coupon of 8.86%. The dollar weighted average maturity of the portfolio at this date was approximately 5.0 years.

     The table below shows the percentage of the Fund's assets invested in bonds, convertible preferred stock and other fixed-income securities within the various rating categories, determined on a dollar-weighted average, as of March 24, 2005. This information is not necessarily representative of the Fund's current portfolio or at any other time in the future.


                         [Portion of Prospectus omitted]

                            (MOODY'S / S&P Ratings)+


SECURITIES RATINGS
Aaa/AAA                                                        0.00%/0.00%
Aa/AA                                                          0.00%/0.00%
A/A                                                            0.00%/0.00%
Baa/BBB                                                        0.00%/1.33%
Ba/BB                                                          6.63%/1.01%
B/B                                                            1.72%/31.86%
Caa/CCC                                                       12.87%/13.88%
Ca/CC                                                          4.69%/2.87%
C/C                                                            0.00%/0.00%
--/D*                                                          0.00%/0.00%
Not rated++ or Equities                                       44.09%/49.06%


Total                                                      100.00%/100.00%
                                                        ========================
______________


+ The ratings of Moody's and S&P represent their opinions as to the quality of securities that they undertake to rate. The percentage shown reflects the higher of Moody's or S&P's ratings. Ratings are relative and subjective and not absolute standards of quality. Moody's rating categories may be modified further by a 1, 2 or 3 in Aa, A, Baa, Ba, B and Caa ratings. S&P's rating categories may be modified further by a plus (+) or minus (-) in AA, A, BBB, BB, B and CCC ratings.

++ Securities that are not rated by Moody's or S&P may be rated by nationally recognized statistical rating organizations other than Moody's or S&P, or may not be rated by any such organization. With respect to the Fund's assets invested in such securities, the Adviser believes that these are of comparable quality to rated securities. This determination is based on the ratings assigned by other rating agencies or the Adviser's own internal evaluation and does not necessarily reflect how such securities would be rated by Moody's or S&P if either were to rate the securities. Equities comprise 27.5% of the Fund's assets.


*    S&P rating only. Moody's does not have a D rating for securities.


                     TRADING AND NET ASSET VALUE INFORMATION

     The following table shows for the Fund's Common Stock for the periods indicated: (1) the high and low closing prices per share as shown on the NYSE Composite Transaction Tape; (2) the NAV per share represented by each of the high and low closing prices as shown on the NYSE Composite Transaction Tape; and
(3) the discount from or premium to NAV per share (expressed as a percentage) represented by these closing prices.

                                                                                            PREMIUM/(DISCOUNT)
                                       CLOSING PRICES                  NAV                        TO NAV
                                   -----------------------
  FISCAL QUARTER ENDED               HIGH          LOW           HIGH          LOW          HIGH          LOW
                                   --------- --- ---------      -------- --- --------     --------- -- -----------

      January 31, 2005              $3.62          $3.28          $3.77        $3.08         6.49%      (10.19%)

      October 31, 2004              3.38            3.11           3.06         2.91         9.97         4.59

      July 31, 2004                 3.22            2.69           3.15         2.74         4.97        (4.15)

      April 30, 2004                3.38            2.78           2.97         2.76        22.46        (4.47)

      January 31, 2004              $3.49          $3.01          $2.84        $2.58        25.09%       14.45%

      October 31, 2003               2.96           2.48           2.63         2.38        14.90         1.62

      July 31, 2003                  2.74           2.46           2.46         2.23        14.35         4.24

      April 30, 2003                 2.48           2.27           2.23         2.05        18.36         8.10

      January 31, 2003               2.52           2.01           2.16         1.92        18.87         3.05


     On March 24, 2005, the last reported sale price of a share of the Fund's Common Stock on the NYSE was $3.30, representing a 12.5% discount below NAV ($3.77) as of that date.


                        INVESTMENT OBJECTIVE AND POLICIES

     The Fund's investment objective is to provide high current income, while seeking to preserve stockholders' capital, through investment in a professionally managed, diversified portfolio of high-yield, high risk securities (commonly referred to as "junk" bonds or securities). The Fund seeks to achieve its objective of preserving stockholders' capital through careful selection of the Fund's high-yield, high risk investments, portfolio diversification, and portfolio monitoring and repositioning. The Fund invests primarily in fixed-income securities rated in the lower categories by a nationally recognized rating agency (consisting principally of fixed-income securities rated "Ba" or lower by Moody's and "BB" or lower by S&P) or nonrated fixed-income securities deemed by the Adviser to be of comparable quality.

     Under normal market conditions, at least 65% of the Fund's total assets are invested in high-yield fixed-income securities rated in the lower categories by recognized rating agencies or nonrated fixed-income securities deemed by the Adviser to be of comparable quality. The Fund generally invests a substantially higher percentage of its assets in such securities to the extent that the Adviser believes market conditions favor such investments. The Fund may not invest 25% or more of its assets in the securities of issuers in one industry. The Fund's portfolio investments consist principally of fixed-income securities rated "Ba"/"BB" or lower by the rating agencies. The Fund reserves the right, under normal market conditions, to invest up to 35% of its total assets in money market instruments and fixed-income securities rated higher than "Ba"/"BB" or the unrated equivalent as determined by the Adviser, although the percentage invested in such securities may increase under other than normal market conditions, as discussed below.

     High-yield bonds (also commonly referred to as "junk" bonds), the generic name for corporate bonds rated between "Ba"/"BB" and "C"/"D" by the rating agencies, are frequently issued by corporations in the growth stage of their development, but also may be issued by established companies. These bonds are regarded by the rating agencies, on balance, as

                        [Portion of Prospectus omitted]

     Common Stock of the Fund will trade at a discount from NAV is a risk separate and distinct from the risk that the Fund's NAV may decrease.

     LEVERAGE RISK. The Fund's leveraged capital structure creates special risks not associated with unleveraged funds having similar investment objectives and policies. The Fund's use of leverage through the issuance of preferred stock, including the Preferred Shares (or borrowings, if used), can adversely affect the yield on the Fund's Common Stock. Borrowings and the issuance of preferred stock are referred to in this Prospectus collectively as "leverage."

     The Fund may borrow an amount up to 33 1/3% (or such other percentage permitted by law) of its total assets (including the amount borrowed) less all liabilities other than borrowings. The Fund also may issue preferred stock in an amount up to 50% of the Fund's total assets (including the proceeds of preferred shares and any borrowings). Although the Fund has no present intention to issue additional shares of preferred stock in the foreseeable future, holders of Common Stock will bear the issuance and dividend costs of any preferred stock that the Fund issues in the future. In March 2001, the Fund issued 3,000 Preferred Shares for a total of $75 million. As of December 31, 2004, the Fund had redeemed 1,400 Preferred Shares and had $40 million of Preferred Shares outstanding. The Fund currently has no outstanding borrowings. The Fund may use leverage for investment purposes, to finance the repurchase of shares of its Common Stock, and to meet cash requirements. The use of leverage for investment purposes increases both investment opportunity and investment risk.

     Capital raised through leverage will be subject to interest and other costs, and to the extent the Fund is unable to invest the proceeds from the use of leverage in assets which pay interest at a rate which exceeds the rate paid in connection with the leverage, the yield on the Fund's Common Stock will decrease because the net investment income available for distribution to holders of the Fund's Common Stock will be reduced. There can be no assurance that the Fund's income from the proceeds of leverage will exceed these costs. The effect of a general market decline in the value of assets such as those in which the Fund invests or of a default on one or more loans or other interest-bearing instruments held by the Fund would be magnified in the Fund because of the leverage and may exaggerate the effect on the Fund's NAV. However, the Adviser seeks to use leverage for the purposes of making additional investments only if it believes, at the time of using leverage, that the total return on the assets purchased with such funds will exceed interest payments and other costs on the leverage. In addition, the Adviser intends to reduce the risk that the costs of the use of leverage will exceed the total return on investments purchased with the proceeds of leveraging by utilizing leverage mechanisms whose interest rates float (or reset frequently).

     In addition, if the Fund increases its leverage by issuing debt securities, such borrowings could constitute a substantial lien and burden on the Fund's capital stock if such debt has a prior claim against income of the Fund and against the net assets of the Fund in liquidation. The holders of the Fund's Preferred Shares and any lenders have priority to the Fund's assets over the holders of the Fund's Common Stock.


     The dividend paid on the Preferred Shares is reset by an auction process on a weekly basis. The current dividend rate, which was set at the last auction held on March 23, 2005, is 2.84%. Assuming the Fund does not redeem any additional Preferred Shares and the dividend rate were constant at 2.84%, the Fund must earn an annual return of 0.73% on its investment portfolio in order to cover the annual dividend payments on the Preferred Shares.

     EFFECT OF LEVERAGE. The following table is designed to illustrate the effect on return to a holder of the Fund's Common Stock of the leverage created by the Fund's use of borrowing, using an assumed initial interest rate of 2.84%, assuming the Fund has used leverage by borrowing an amount equal to 33 1/3% of the Fund's managed assets and assuming hypothetical annual returns on the Fund's portfolio of negative 10% to positive 10%. As can be seen, leverage generally increases the return to stockholders when portfolio return is positive and decreases return when the portfolio return is negative. Actual returns may be greater or less than those appearing in the table. See "Financial Highlights--Information Regarding Senior Securities" for information on the Fund's outstanding senior securities in the Fund's last 10 fiscal years.


Assumed Portfolio Return, net of expenses*                    (10)%         (5)%         0%         5%         10%


Corresponding Return to Holders of Common Stock**           (16.42)%      (8.92)%     (1.42)%     6.08%      13.58%


* The inclusion of Assumed Portfolio Return is required by the SEC and is not a prediction of, and does not represent, the projected or actual performance of the Fund.

** In order to compute the "Corresponding Return to Holders of Common Stock," the "Assumed Portfolio Return" is multiplied by the total value of the Fund's assets at the beginning of the Fund's fiscal year to obtain an assumed return to the Fund. From this amount, all interest accrued or dividends declared on senior securities that would be made during the year following the Offering are subtracted from the "Corresponding Return to Holders of Common Stock" to determine the return available to stockholders. The return available to stockholders is then divided by the value of the Fund's net assets as of the beginning of the fiscal year to determine the "Corresponding Return to Holders of Common Stock."


     In connection with its leveraged capital structure, the Fund is required to maintain as of the last business day of each calendar month: (i) asset coverage of at least 200% with respect to senior securities that are stock, including the Preferred Shares, and (ii) asset coverage of at least 300% with respect to any senior securities representing indebtedness. Based on the composition of the Fund's portfolio and market conditions as of March 23, 2005, the asset coverage of the Fund's Preferred Shares is approximately 385%. The Fund is not permitted to declare dividends or other distributions, including dividends and distributions with respect to shares of its Common Stock or Preferred Shares, or any other shares of preferred stock, or purchase shares of Common Stock, Preferred Shares or any other shares of preferred stock, unless the Fund meets such asset coverage requirements.


     In addition, the Fund is not permitted to pay dividends on its Common Stock unless all accrued dividends on the Preferred Shares or any other shares of preferred stock have been paid or set aside for payment.

                        [Portion of Prospectus omitted]

     Additionally, the management fee paid to the Adviser will be higher when certain forms of leverage are utilized, giving the Adviser an incentive to use leverage.

o to approve any action requiring a vote of security holders under Section 13(a) of the 1940 Act including, among other things, changes in the Fund's investment objective, changes in certain investment restrictions described under "Investment Restrictions" in the SAI and changes in the Fund's subclassification as a closed-end investment company; and

o to amend, alter or repeal any of the authorized preferences, rights or powers of the holders of Preferred Shares.

     The affirmative vote of holders of Preferred Shares and other classes of preferred stock, if any, is required to effect any of the foregoing matters, regardless of whether the holders of the Common Stock have approved such matters. See "Description of Capital Structure--Voting Rights."


     RATINGS GUIDELINES RESTRICTIONS RISK. The fund's investments are subject to asset coverage, diversification and related guidelines established in connection with the fund's receipt from Moody's and S&P of ratings of "aaa" and "AAA," respectively, for its Preferred Shares. Under current Moody's and S&P ratings guidelines, the Fund is limited in its use of certain types of securities in which it may otherwise invest, and certain strategies in which the Fund may otherwise engage, pursuant to its investment policies and strategies. Such instruments consist of, among others: securities that are not readily marketable; private placements (other than Rule 144A securities); and securities not within the diversification guidelines of Moody's or S&P. These restrictions, which may cause the Fund to make or limit certain investments in order to maintain the aaa/AAA ratings of the Fund's Preferred Shares, could result in a loss of profitability of shares of Common Stock. Accordingly, although the Fund reserves the right to invest in these securities and to engage in such strategies to the extent described in this paragraph, it is anticipated that they will not ordinarily constitute in total more than 20% of the Fund's total assets in order to remain in compliance with Moody's and S&P's guidelines.


     FOREIGN INVESTMENT RISK. The Fund may invest up to 10% of its total assets in securities principally traded in foreign markets and Eurodollar certificates of deposit issued by branches of U.S. and foreign banks. Foreign investments may involve risks not present to the same degree in domestic investments, such as future political and economic developments, the imposition of withholding taxes on interest income, seizure or nationalization of foreign deposits, the establishment of exchange controls or the adoption of other foreign governmental restrictions which might adversely affect the payment of principal and interest on such obligations. Foreign securities may be less liquid and more volatile than U.S. securities, and foreign accounting and disclosure standards may differ from U.S. standards. In addition, settlement of transactions in foreign securities may be subject to delays, which could result in adverse consequences to the Fund including restrictions on the subsequent resale of such securities. The value of foreign investments may rise or fall because of changes in currency exchange rates. In addition, the costs of exchanging foreign currencies for payments in U.S. dollars and nonnegotiated brokerage commissions in foreign countries may reduce the yield on foreign securities. In the event of a default in payment on foreign securities, the Fund may incur increased costs to obtain a judgment against the foreign issuer in the United States or abroad.

     Economies and social and political climates in individual countries may differ unfavorably from the United States and may affect the values of the Fund's investments and the availability to the Fund of additional investments in such countries. Non-U.S. economies may have less favorable rates of growth of gross domestic product, rates of inflation, currency valuation, capital reinvestment, resource self-sufficiency and balance of payments positions. Many countries have experienced substantial, and in some cases extremely high, rates of inflation for many years.

     The Fund may buy or sell foreign currencies or deal in forward foreign currency contracts to hedge against possible fluctuations in exchange rates that may affect the yield of the Fund when the foreign currencies are converted in payment in U.S. dollars. The Fund may engage in currency exchange transactions to protect against uncertainty in the level of future exchange rates.


     HEDGING RISK. The Fund's use of derivatives and other transactions, such as options, financial futures and options on financial futures, may involve risks not associated with other types of investments which the Fund intends to purchase and it is possible that a portfolio that utilizes hedging strategies may not perform as well as a portfolio that does not make use of such strategies. The Fund's use of derivatives or other transactions to reduce risk involves costs and will be subject to an Adviser's ability to predict correctly changes in the relationships of such hedge instruments to the Fund's portfolio holdings or other factors. No assurance can be given that such Adviser's judgment in this respect will be correct. In addition, no assurance can be given that the Fund will enter into hedging or other transactions (including hedging exposure to foreign currency exchange rate risk) at times or under circumstances in which it may be advisable to do so. Although the Adviser does not anticipate that derivatives or other such transactions will represent a significant component of the Fund's investment strategy and will not be used for speculative purposes, the Fund does have a policy to limit to 20% of the Fund's total assets the portion of the Fund's assets that may be subject to such transactions or invested in such instruments.


     The Fund's positions in options and financial futures may be entered into and closed out only on a federally licensed exchange which provides a market therefor, and there can be no assurance that a liquid market will exist for any particular option or futures contract. Because financial futures and related options markets generally impose limits on daily price movement, it is possible that the Adviser would not be able to close out hedge positions promptly. The inability to close out options and futures positions could have an adverse impact on the Fund's ability to hedge its securities effectively and might, in some cases, require the Fund to deposit substantial amounts of additional cash to meet applicable margin requirements. The Fund's ability to hedge effectively through transactions in financial futures or options depends on the degree to which price movements, which include, in part, changes in interest rates, in the Fund's holdings correlate with price movements of the hedging instruments. Inasmuch as the Fund's options and futures will not duplicate such underlying securities, the correlation will probably not be perfect. Consequently, the prices, which include, in part, changes in interest rates, of the securities being hedged may not move in the same amount as the hedging instrument. It is possible that there may be a negative correlation between the hedging instrument and the hedged securities, which would prevent the Fund from achieving the anticipated benefits of hedging

                        [Portion of Prospectus omitted]

Adviser's predecessor firm was organized in March 1993. The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser assumed responsibility for managing the Fund on January 21, 2000. The Adviser has advised the Fund that, as of December 31, 2004, it managed approximately $10.8 billion on behalf of institutional investors and retail clients around the world. These assets consist primarily of senior secured bank loans and subordinated debt securities of "high-yield" issuers (principally in structured finance vehicles, such as "Collateralized Loan Obligations" (CLOs)). The Adviser also is the investment adviser to another closed-end, management investment company with a leveraged capital structure - Prospect Street(R) Income Shares Inc. ("CNN") - with net assets of approximately $66.3 million as of December 31, 2004. The Adviser is controlled by James Dondero and Mark Okada, by virtue of their respective share ownership, and its general partner, Strand Advisors, Inc., of which Mr. Dondero is the sole stockholder. Mark Okada and R. Joseph Dougherty are the Adviser's principal portfolio managers.

     The Adviser bears its expenses of providing the services described above. The Adviser currently receives from the Fund a management fee calculated at 0.65% (on an annual basis) of the Fund's average weekly net asset value defined as total assets of the Fund less accrued liabilities (excluding the principal amount of any bank loan, notes and the liquidation preference of preferred stock and including accrued and unpaid dividends on any shares of preferred stock), up to and including $175 million of net assets, 0.55% on the next $50 million of net assets and 0.50% of the excess of net assets over $225 million. The definition of net assets includes the assets acquired through the Fund's use of leverage.

     The Fund pays all operating and other expenses of the Fund not borne by the Adviser including, but not limited to, audit and legal fees, transfer agent, registrar and custodian fees, expenses in preparing tender offers, stockholder reports and proxy solicitation materials and other miscellaneous business expenses. The Fund also pays all taxes imposed on it and all brokerage commissions and loan-related fees. The Fund is responsible for paying all of the expenses of the Offering.

PORTFOLIO MANAGEMENT


     The Fund's portfolio is managed by a portfolio management team. The members of the team who have been primarily responsible for the day-to-day management of the Fund's portfolio are Messrs. Okada (since January 2000) and Dougherty (since January 2005).


     Mr. Okada has been Executive Vice President of the Adviser since March 1993. Since July 2001, he has been Executive Vice President of the Fund and CNN. From July 1990 to March 1993, Mr. Okada was Manager-Fixed Income for PAMC, where his responsibilities included management and administration of approximately $1.3 billion in bank loan purchases, credit evaluation of fixed-income assets and quantitative analysis for special projects. Prior to July 1990, Mr. Okada was employed by Hibernia National Bank, where he most recently served as Vice President and Section Head of the Capital Markets Group and was responsible for a portfolio of $1 billion in highly leveraged transactions. Prior thereto, he was a management trainee for Mitsui Manufacturers Bank. Mr. Okada graduated with honors from UCLA with a B-to-day administration. Prior to his current duties, Mr. Dougherty served as Portfolio Analyst for

                        [Portion of Prospectus omitted]

applies; provided, however, that for taxable years of the Fund beginning after December 31, 2004, but not beginning after December 31, 2007, your interest-related dividends and short-term capital gain dividends from the Fund generally will not be subject to such U.S. withholding tax if the Fund receives prescribed certifications from you as to your non-U.S. status.

     All investors are advised to consult their own tax advisers with respect to the application to their own circumstances of the above-described general taxation rules and with respect to the state, local, foreign and non-federal income tax consequences to them of an investment in the Fund.

     The SAI summarizes further federal income tax considerations that may apply to the Fund and its stockholders.

                        DESCRIPTION OF CAPITAL STRUCTURE

COMMON STOCK


     GENERAL. The Fund was incorporated in Maryland on May 13, 1988. The Fund's Charter authorizes the issuance of up to 100,000,000 shares of Common Stock, $0.03 par value per share. All shares of Common Stock have equal rights as to voting, dividends and liquidation. All shares of Common Stock issued and outstanding are fully paid and nonassessable. Shares of Common Stock have no preemptive, conversion or redemption rights and are freely transferable. The number of shares of Common Stock outstanding as of March 24, 2005 was 30,795,151. The voting rights of the Common Stock are noncumulative, which means that the holders of more than 50% of the shares of Common Stock voting for the election of Directors can elect all of those Directors that are subject to election by the holders of the Common Stock if they choose to do so, and, in that event, the holders of the remaining shares of Common Stock voting for the election of Directors will not be able to elect any Directors. The holders of the Common Stock vote as a single class with the holders of the Preferred Shares on all matters except as described below under "Voting Rights." The Charter may generally be amended by the affirmative vote of holders of shares of Common Stock and Preferred Stock entitled to cast a majority of all votes entitled to be cast on the matter.


     So long as any Preferred Shares or any other shares of preferred stock of the Fund are outstanding, holders of the Fund's Common Stock will not be entitled to receive any dividends of or other distributions from the Fund, unless at the time of such declaration, (1) all accrued dividends on Preferred Shares or any other shares of preferred stock or accrued interest on borrowings have been paid and (2) the value of the Fund's total assets (determined after deducting the amount of such dividend or other distribution), less all liabilities and indebtedness of the Fund not represented by senior securities, is at least 300% of the aggregate amount of such securities representing indebtedness and at least 200% of the aggregate amount of securities representing indebtedness plus the aggregate liquidation value of the outstanding Preferred Shares (expected to equal the aggregate original purchase price of the outstanding Preferred Shares plus redemption premium, if any, together with any accrued and unpaid dividends thereon, whether or not earned or declared and on a cumulative basis). In addition to the requirements of the 1940 Act, the Fund is required to comply with other asset coverage requirements as a condition of the Fund obtaining a rating of the Preferred Shares from a rating

                        [Portion of Prospectus omitted]

shares at any time (except in certain circumstances as authorized by or under the 1940 Act) at their net asset value, less such redemption charges, if any, as might be in effect at the time of redemption. Conversion of the Fund to an open-end investment company would require the redemption of any outstanding preferred stock, including the Preferred Shares. The Board of Directors believes, however, that the closed-end structure is desirable in light of the Fund's investment objective and policies. Therefore, it is currently not likely that the Board of Directors would vote to convert the Fund to an open-end fund. The Fund's Charter requires (except under certain circumstances) the affirmative vote of the holders of at least 80% of the votes then entitled to be cast by stockholders and at least 80% of the entire Board of Directors to authorize, among other things, any amendment to the Fund's Charter to make the Fund's shares "redeemable securities" or to convert the Fund from a closed-end company to an open-end company.

                              PLAN OF DISTRIBUTION

     Shares of the Common Stock may be issued and sold from time to time through the Fund's designated agents, including the Distributor, as distributor and principal underwriter, as described below. Participating agents or broker-dealers in the distribution of any of the securities may be deemed to be "underwriters" within the meaning of the Securities Act. Any discount or commission received by any underwriter and any participating agents or broker-dealers, and any profit on the resale of Fund's securities purchased by any of them may be deemed to be underwriting discounts or commissions under the Securities Act. Pursuant to the terms of the Fund's distribution agreement with the Distributor (the "Distribution Agreement") (a form of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part), the Distributor will not purchase any of the Common Stock unless the purchase will be an investment for its own account, or as a nominee or agent, and not with a view to the distribution of any part thereof in violation of law. If the Distributor or any other distributor or underwriter buys any of the Common Stock in contravention of the foregoing, the Fund will register such securities prior to the resale of such securities at the holder's sole expense.


     Subject to the terms and conditions of the Distribution Agreement, the Fund may issue and sell shares of the Fund's Common Stock from time to time through the Distributor. Shares of its Common Stock will only be sold on such days as shall be agreed to by the Fund and the Distributor. The Distributor's principal business address is 11150 Santa Monica Boulevard, Suite 750, Los Angeles, California 90025.


     Shares of the Fund's Common Stock will be sold at at-the-market through trading transactions on the NYSE, subject to a minimum price to be established each day by the Fund. The minimum price on any day will not be less than the current NAV per share of Common Stock plus any sales commission to be paid to the Distributor for the purchase of such shares. The Fund and the Distributor will suspend the sale of shares of Common Stock if the per share market price of the Common Stock is less than the minimum price.


     The compensation to the Distributor with respect to the shares of Common Stock will be at a fixed commission rate of $0.05 per share of Common Stock, or $0.03 per share if sold to the Adviser. The Adviser currently does not intend to purchase shares of Common Stock in the Offering. The Distributor may compensate broker-dealers participating in the Offering out of such fixed commissions, in respect of Common Stock purchased from the Fund through such broker-dealer. The dealer reallowance may be changed by the Distributor from time to time. In addition, the Fund will pay the Distributor the additional compensation as follows:


                       1.0% on the first $4,000,000 raised;

                       1.5% on $4,000,001 through $8,000,000 raised;

                       2.0% on $8,000,001 through $12,000,000 raised;

                       2.25% on $12,000,001 through $16,000,000 raised; and

                       2.5% on any amounts raised above $16,000,000.


For example, if $10 million is raised, the Distributor additionally will be paid $40,000 for the first $4 million, $60,000 for the next $4 million and $40,000 for the last $2 million. The total compensation received by the Distributor will not exceed 9% of the aggregate proceeds of the Offering. Shares of Common Stock sold to the Adviser, if any, are not considered in the calculation of any additional compensation paid to the Distributor. The Fund's stockholders directly and indirectly bear the expense of the Fund's commission and additional compensation payments to the Distributor, as such payment becomes due, as well as the Fund's offering expenses.


     Settlements of sales of shares of Common Stock will occur on the third business day following the date on which any such sales are made. Unless otherwise indicated in a further prospectus supplement, the Distributor, as agent, will act as distributor on a reasonable efforts basis to promote the sale of the shares of Common Stock, but it will be under no obligation to sell any specific number of shares.


     The offering of shares of the Fund's Common Stock pursuant to the Distribution Agreement will terminate upon the earlier of (i) the sale of all shares of the Fund's Common Stock subject thereto or (ii) termination of the Distribution Agreement. The Fund and the Distributor each have the right to terminate the Distribution Agreement in its discretion at any time.

     The Fund will bear the expenses of the Offering, which are estimated to be approximately $0.08 per share. These expenses include, but are not limited to, the expense of preparation of the Prospectus and SAI for the Offering and other fees and expenses of counsel and auditors in connection with the Offering.

                           CUSTODIAN, TRANSFER AGENT,
                       DIVIDEND PAYING AGENT AND REGISTRAR

     The Fund's securities and cash are held under a custodian agreement with State Street Bank and Trust Company, whose principal place of business is Two Heritage Drive, North Quincy, Massachusetts 02171. American Stock Transfer & Trust Company, whose principal place of business is 59 Maiden Lane, New York, New York 10038, serves as the Fund's transfer agent, dividend paying agent and registrar for the Fund's Common Stock.

                        [Portion of Prospectus omitted]


                               FURTHER INFORMATION

     The Fund has filed with the SEC a registration statement under the Securities Act with respect to the shares of Common Stock offered in this Prospectus. Further information concerning the shares of Common Stock and the Fund may be found in the registration statement, of which this Prospectus constitutes a part, on file with the SEC. The registration statement may be inspected without charge at the SEC's office in Washington, DC, and copies of all or any part thereof may be obtained from such officer after payment of the prescribed fees.

     The Fund issues reports that include financial information to its stockholders at least semi-annually.

     The Fund is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the 1940 Act, and in accordance therewith files reports and other information with the SEC. Such reports, proxy and information statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, DC 20549 and the SEC's regional offices. Call 1-800-SEC-0330 for information about the public reference facilities. Copies of such material can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, DC 20549 at prescribed rates. The SEC maintains a web site (http://www.sec.gov) that contains the SAI, material incorporated by reference into this Prospectus and the SAI, and reports, proxy and information statements and other information regarding registrants that file with the SEC. In addition, reports, proxy and information statements and other information concerning the Fund can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. The Fund's file number under the 1940 Act is 811-5557.

                        2,700,000 Shares of Common Stock

                  Prospect Street(R) High Income Portfolio Inc.


                                     [LOGO]


                               -------------------

                                   Prospectus

                               -------------------



                                 April 12, 2005




                              B. Riley & Co., Inc.


                       STATEMENT OF ADDITIONAL INFORMATION

                                 April 12, 2005


                  PROSPECT STREET(R) HIGH INCOME PORTFOLIO INC.
                                 13455 Noel Road
                                   Suite 1300
                                Dallas, TX 75240

                        2,700,000 SHARES OF COMMON STOCK


     THIS STATEMENT OF ADDITIONAL INFORMATION ("SAI") OF PROSPECT STREET(R) HIGH INCOME PORTFOLIO INC. (THE "FUND") RELATING TO THIS OFFERING OF THE FUND'S COMMON STOCK (THE "COMMON STOCK") DOES NOT CONSTITUTE A PROSPECTUS, BUT SHOULD BE READ IN CONJUNCTION WITH THE FUND'S PROSPECTUS RELATING TO THE COMMON STOCK DATED APRIL 12, 2005. THIS SAI DOES NOT INCLUDE ALL INFORMATION THAT A PROSPECTIVE INVESTOR SHOULD CONSIDER BEFORE PURCHASING SHARES OF COMMON STOCK IN THIS OFFERING, AND INVESTORS SHOULD OBTAIN AND READ THE PROSPECTUS PRIOR TO PURCHASING SUCH SHARES. A COPY OF THE PROSPECTUS MAY BE OBTAINED WITHOUT CHARGE BY CALLING THE FUND TOLL-FREE AT 1-877-532-2834. THE FUND'S FILE NUMBER UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, IS 811-5557.


     Capitalized terms used in this SAI have the meanings assigned to them in the Prospectus.

                                TABLE OF CONTENTS

                                                                          Page

General Information.........................................................1
Additional Information About Investments and Investment Techniques..........1
Investment Restrictions.....................................................6
Management of the Fund......................................................9
Portfolio Transactions.....................................................16
Determination of Net Asset Value...........................................18
Federal Taxation...........................................................19
Financial Statements.......................................................24
Appendix:  Ratings of Investments.........................................A-1


                               GENERAL INFORMATION

     The Fund is a diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"). The Fund's investment adviser is Highland Capital Management, L.P. (the "Adviser"). The Fund's investment objective is to provide high current income, while seeking to preserve stockholders' capital, through investment in a professionally managed, diversified portfolio of high-yield, high risk securities. The Fund's current income, if any, will be distributed to holders of Common Stock only after satisfaction of the obligation to pay dividends on the Fund's Auction Rate Cumulative Preferred Shares (the "Preferred Shares"). No assurance can be given that the Fund's investment objective will be achieved.

                    ADDITIONAL INFORMATION ABOUT INVESTMENTS
                            AND INVESTMENT TECHNIQUES

     Some of the different types of securities in which the Fund may invest, subject to its investment objective, policies and restrictions, are described in the Prospectus under "Investment Objective and Policies." Under normal market conditions, the Fund invests at least 65% of its total assets in high-yield fixed-income securities. These securities are commonly known as "junk bonds" because they are rated in the lower categories by nationally recognized rating agencies. "High yield" fixed-income securities, the generic name for corporate bonds rated between Ba and C by Moody's Investors Service, Inc. ("Moody's") and between BB and D by Standard & Poor's Ratings Services ("S&P"), are frequently issued by corporations in the growth stages of their development, as a result of corporate reorganizations or as part of corporate takeovers. Risks and special considerations associated with investing in high yield fixed-income securities are described under "Risk Factors and Special Considerations" in the Prospectus.


Under current Moody's and S&P guidelines relating to the receipt of ratings on the Preferred Shares, the Fund is limited in its use of certain types of securities in which it may otherwise invest, and certain strategies in which the Fund may otherwise engage, pursuant to the investment policies and strategies stated below. Such instruments consist of, among others: securities that are not readily marketable; private placements (other than Rule 144A securities); and securities not within the diversification guidelines of Moody's or S&P. Accordingly, although the Fund reserves the right to invest in such securities and to engage in such strategies to the extent described in the Prospectus and this SAI, it is anticipated that they will not ordinarily constitute in total more than 20% of the Fund's total assets. The composition of the Fund's portfolio as of March 24, 2005 by rating category is set out in the Prospectus under "Portfolio Composition." Further information concerning the rating categories of Moody's and S&P is provided in the Appendix to this SAI.


     Additional information concerning certain of the Fund's investments and investment techniques is set forth below.

                            [Portion of SAI omitted]



intended to be publicly distributed, or a note evidencing a temporary loan that does not exceed 5% of the company's total assets at the time it is made. The 1940 Act also permits closed-end investment companies to issue senior securities representing debt or preferred stock, subject to certain conditions. With respect to restrictions 1 and 2, the 1940 Act permits a closed-end investment company to borrow (leverage) by issuing debt in an amount up to 33 1/3% of its total assets and by issuing preferred stock in an amount up to 50% of its total assets (as described in the Prospectus, in the case of debt, the company must have asset coverage of 300% immediately after such issuance, and, in the case of stock, 200% coverage is required). As such, under restriction 2, the Fund may pledge, hypothecate, mortgage or otherwise encumber its assets in connection with such borrowings permitted under restriction 1 in amounts up to 33 1/3% of its total assets. In addition to the prohibitions listed in restriction 6, the Fund has no intention to purchase or sell real estate or invest in real estate mortgages.


     Although the provisions of certain restrictions permit the Fund to engage in transactions in futures contracts to a limited extent, the Fund does not have any current intention of engaging in such transactions. The Fund will not make any investment permitted by the exceptions to the Fund's investment restrictions if the investment would adversely affect the ratings assigned by S&P and/or Moody's to the Preferred Shares.

     If a percentage restriction is adhered to at the time of investment, a later increase or decrease in percentage resulting from a change in value of the Fund's investments or amount of total assets will not be considered a violation of any of the foregoing restrictions. With respect to restriction 1, however, if borrowings exceed the amount permitted under the 1940 Act as a result of a change in values or assets, the Fund must take steps to reduce such borrowings at least to the extent of such excess.

                             MANAGEMENT OF THE FUND

DIRECTORS AND OFFICERS

     The Board of Directors is responsible for the management and supervision of the Fund and approves all significant agreements with those companies that furnish services to the Fund. The Directors and executive officers of the Fund, together with information as to their position with the Fund, principal occupations and other directorships held by the Directors, are shown below.

     The Highland Fund Complex consists of the following funds: the Fund, CNN, Highland Floating Rate Limited Liability Company, Highland Floating Rate Fund, Highland Floating Rate Advantage Fund and Highland Institutional Floating Rate Income Fund (the "Highland Funds").

                                                                           NUMBER OF PORTFOLIOS
                                       PRINCIPAL OCCUPATION(S)             IN HIGHLAND FUND
NAME (AGE) ADDRESS                     DURING THE PAST                     COMPLEX OVERSEEN BY     OTHER DIRECTORSHIPS
POSITION WITH THE FUND (SINCE)         FIVE YEARS (6)                      DIRECTOR                HELD

Interested Director (1)


R. Joseph Dougherty (34)               Portfolio Manager of the             6                      None
13455 Noel Road, Suite 1300            Adviser.  Prior to 2000, he was a
Dallas, Texas  75240                   Portfolio Analyst for the
Senior Vice President (January 2000)   Adviser.  Mr. Dougherty is also
and Chairman of the Board              Senior Vice-President of the
(May 2004) (2)                         Advisor

Non-Interested Directors (3)

Timothy K. Hui (56)                    Associate Provost for Graduate       6                      None
13455 Noel Road, Suite 1300            Education since July 2004 and
Dallas, Texas 75240                    Assistant Provost for Graduate
Director (January 2000)(4)             Educational Resources
                                       from July 2001 to June 2004,
                                       Philadelphia Biblical University.

Scott F. Kavanaugh (44)                Private Investor.  From February     6                      None
13455 Noel Road, Suite 1300            2003 to July 2003, an Executive
Dallas, Texas 75240                    at Provident Funding Mortgage
Director (January 2000)(4)             Corporation.  From January 2000
                                       to February 2003, Executive Vice
                                       President, Director and Treasurer of
                                       Commercial Capital Bank.
                                       From April 1998 to February
                                       2003, Managing Principal and
                                       Chief Operating Officer of
                                       Financial Institutional Partners
                                       Mortgage Company and the Managing
                                       Principal and President of
                                       Financial Institutional Partners,
                                       LLC, an investment banking firm.

James F. Leary (74)                    Since 1998, a Managing Director      6                       Capstone Series Fund, Inc.;
13455 Noel Road, Suite 1300            of Benefit Capital Southwest,                                Steward  Funds, Inc. (3
Dallas, Texas 75240                    Inc., a financial consulting                                 portfolios); Pacesetter/MVHC
Director (January 2000)(5)             firm.                                                        Inc. (small business investment
                                                                                                    company)


Bryan A. Ward (50)                     Since January 2002, Senior            6                      None
13455 Noel Road, Suite 1300            Manager of Accenture, LLP.  From
Dallas, Texas 75240                    September 1998 to December 2001,
Director (November 2001)(5)            Projects Advisor to Accenture, LLP.


________________________

(1) Mr. Dougherty is deemed to be an "interested person" of the Fund under the 1940 Act because of his position with the Adviser.

(2)  Term expires in 2005.

(3) Directors who are not interested persons of the Fund, as defined in the 1940 Act ("Non-Interested Directors").

(4)  Term expires in 2006.

(5)  Term expires in 2004.

     In addition to Mr. Dougherty, the Fund's other executive officers are James
D. Dondero, Mark K. Okada, M. Jason Blackburn and Michael S. Minces. Set forth below are the names and certain biographical and other information for Messrs. Dondero, Okada, Blackburn and Minces as reported by them to the Fund.

                                                                         PRINCIPAL OCCUPATION(S)
                                       POSITION(S) HELD WITH             DURING THE PAST
NAME, ADDRESS AND (AGE)*               THE FUND**                        FIVE YEARS

James D. Dondero (43)                  President since January 2000.     President and Managing Partner of the
                                                                         Adviser.  Director of Heritage Bank.
                                                                         Director and Chairman of Heritage
                                                                         Bankshares, Inc.

Mark K. Okada (43)                     Executive Vice President since    Chief Investment Officer of the Adviser.
                                       January 2000.                     Director of Heritage Bank and Heritage
                                                                         Bankshares, Inc.

M. Jason Blackburn (28)                Secretary and Treasurer since     Assistant Controller of the Adviser.
                                       March 2003.                       From September 1999 to October 2001, he
                                                                         was an accountant for KPMG LLP.

Michael S. Minces (30)                 Chief Compliance Officer since    From October 2003 to August 2004,
                                       October 2004                      associate at Akin Gump Strauss Hauer &
                                                                         Feld LLP, a law firm.  From October 2000
                                                                         to March 2003, associate at Skadden,
                                                                         Arps, Slate, Meagher & Flom LLP,a law
                                                                         firm.  Previously, he attended The
                                                                         University of Texas at Austin School of
                                                                         Law.

_____________________________________________________________

* The address of each officer is Highland Capital Management, L.P., 13455 Noel Road, Suite 1300, Dallas, Texas 75240.

**   Each officer serves in the same capacity for each of the Highland Funds.

     The Board of Directors is divided into three classes with the term of office of one class expiring each year. Class I is comprised of one Director, and Classes II and III are each

                            [Portion of SAI omitted]

                                                                  AGGREGATE DOLLAR RANGE OF EQUITY
                               DOLLAR RANGE OF EQUITY              SECURITIES OF THE FUND, CNN AND
NAME OF DIRECTOR               SECURITIES OF THE FUND*                   THE HIGHLAND FUNDS*

R. Joseph Dougherty             $50-001-100,000                             Over $100,000
Timothy K. Hui                    $1-$10,000                                 $1-$10,000
Scott F. Kavanaugh                $1-$10,000                                 $1-$10,000
James F. Leary                    $1-$10,000                                 $1-$10,000
Bryan A. Ward                     $1-$10,000                                 $1-$10,000


* Valued as of December 31, 2004. Except as otherwise indicated, each person has sole voting and investment power.


     As of April 1, 2005, none of the Non-Interested Directors or their immediate family members owned beneficially or of record securities of the Adviser or other entity (other than another registered investment company), directly or indirectly controlling, controlled by, or under common control with the Adviser.


COMPENSATION OF DIRECTORS

     The executive officers of the Fund and those of its Directors who are "interested persons" (as defined in the 1940 Act) of the Fund receive no direct remuneration from the Fund. Non-Interested Directors are compensated at the rate of $15,000 annually, and are reimbursed for actual out-of-pocket expenses relating to attendance at meetings.

     The following table sets forth the compensation paid to each of the Directors by the Fund and by the Fund, CNN and the Highland Funds for the year ended December 31, 2004.

                                                        Total Compensation From
                           Aggregate Compensation          the Fund, CNN and
Name of Director               From the Fund               the Highland Funds

James D. Dondero*               $     0                        $0
R. Joseph Dougherty*            $     0                        $0
Timothy K. Hui                  $29,000                        $39,000
Scott F. Kavanaugh              $27,000                        $37,000
James F. Leary                  $27,000                        $37,000
Bryan A. Ward                   $27,000                        $37,000

________________

* Messrs. Dondero and Dougherty are each deemed to be an "interested person" of the Fund under the 1940 Act due to their positions with the Adviser. Mr. Dougherty was elected as a Director of the Fund by the shareholders of the Fund at the annual shareholder meeting on May 21, 2004. As a result of Mr. Dougherty's election to the Fund's Board of Directors, Mr. Dondero resigned as a Director of the Fund.

PRINCIPAL STOCKHOLDERS


     To the knowledge of the Fund, as of March 24, 2005, the officers and Directors of the Fund owned, as a group, 1.90% of the shares of the Fund's Common Stock and no Preferred Shares. As of March 24, 2005, the Adviser beneficially owned 766,467 shares of Common Stock, or 2.49% of the Fund's outstanding shares of Common Stock, and no Preferred Shares.

     As of March 24, 2005, no person, to the knowledge of the Fund, owned beneficially more than 5% of the outstanding shares of the Fund's Common Stock or the Preferred Shares. The following person is the only person holding of record more than 5% of the outstanding shares of Common Stock as of March 24, 2005. Such person held of record 100% of the outstanding Preferred Shares of such date.

NAME AND ADDRESS                           AMOUNT OF RECORD          PERCENT
OF RECORD OWNER                                OWNERSHIP         OF COMMON STOCK

Cede & Co., as Nominee for
    The Depository Trust Company
Bowling Green Station
New York, New York  10004                      29,136,803              94.6%


                            [Remaining SAI omitted]

                          Stroock & Stroock & Lavan LLP
                                 180 Maiden Lane
                            New York, New York 10038


                                                                     JANNA MANES
                                                                    212-806-6141
                                                              JMANES@STROOCK.COM

April 7, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Dominic Minore, Esq.


Re:      Prospect Street(R) High Income Portfolio Inc.
         Registration Statement on Form N-2
         (Registration Nos.:  333-84598; 811-05557)
         -----------------------------------------------

Ladies and Gentlemen:

     On behalf of Prospect Street(R) High Income Portfolio Inc. (the "Fund"), the following are the Fund's supplemental responses to certain comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in respect of Post-Effective Amendment No. 1 (the "Amendment") to the Fund's Registration Statement on Form N-2 under the Securities Act of 1933, as amended (the "1933 Act"), and Post-Effective Amendment No. 35 to the Fund's Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended, we received by telephone on March 23, 2005.

     For convenience of the Staff, those comments have been restated below, and the responses on behalf of the Fund are set out immediately following each comment. Terms used in the Amendment are used herein with their defined meanings.

     As a general matter, please note that the Fund will undertake to include all of the Staff's comments, in addition to the supplemental responses provided below, in a definitive version of its prospectus and statement of additional information to be filed pursuant to Rule 497 under the 1933 Act. Additionally, the Fund is ready to seek acceleration for the Amendment to be declared effective pursuant to the authority and discretion of the Commission under
Section 8(a) of the 1933 Act.

PROSPECTUS

OUTSIDE FRONT COVER PAGE

     1. STAFF COMMENT: Supplementally explain when the Fund pays the additional compensation to the Distributor and how the additional compensation is accrued on the books of the Fund.

     RESPONSE: The Fund pays the additional compensation to the Distributor at such time as a payment becomes due pursuant to the terms of the Distribution Agreement, which provides for the following:

            1.0% on the first $4,000,000 raised;
            1.5% on $4,000,001 through $8,000,000 raised;
            2.0% on $8,000,001 through $12,000,000 raised;
            2.25% on $12,000,001 through $16,000,000 raised; and
            2.5% on any amounts raised above $16,000,000.

     The Fund accrues the additional compensation payments at the current amount as set forth in this fee schedule. For example, because the Fund has raised over $5 million to date, the Fund is currently accruing for the additional compensation payments at 1.5%. When, and if, the Fund raises over $8 million, it will begin to accrue for the additional compensation payments at 2%.

FUND EXPENSES

     2. STAFF COMMENT: Supplementally confirm that the costs of any additional compensation and offering expenses, as described in footnote 3 in the Expense table, are included in each of the relevant fee calculations contained in the Expense table.

     RESPONSE: Yes, the costs of the maximum additional compensation of $0.04 per share and the estimated offering expenses of $0.08 per share, are included in each of the relevant fee calculations contained in the Expense table.

PART C

ITEM 28:  NUMBER OF HOLDERS OF SECURITIES

     3. STAFF COMMENT. Please confirm the number of record holders as of the specified date.

     RESPONSE. Item 28 to Part C in the Amendment disclosed the number of issued and outstanding shares of Common Stock of the Fund as of January 31, 2005. To clarify, as of March 31, 2005, there were 30,795,151 issued and outstanding shares of Common Stock of the Fund, held by 1624 record owners.

     If we can be of any further assistance, please do not hesitate to contact the undersigned at 212.806.6141 or Nicole Runyan at 212.806.6443.


Very truly yours,


Janna Manes

Enc.

                  PROSPECT STREET(R) HIGH INCOME PORTFOLIO INC.
                           13455 Noel Road, Suite 1300
                               Dallas, Texas 75420


April 7, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Dominic Minore, Esq.

Re: Prospect Street(R) High Income Portfolio Inc. (the "Fund") Registration Statement on Form N-2
         (Registration Nos.:  333-84598; 811-05557)

Ladies and Gentlemen:

At the request of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), and in connection with a request for acceleration by the Fund of Post-Effective Amendment No. 1 to the Fund's Registration Statement on Form N-2 under the Securities Act of 1933, as amended, and Post-Effective Amendment No. 35 to the Fund's Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended (the "Amendment"), the undersigned Fund acknowledges the following:

     o should the Commission or the Staff, acting pursuant to delegated authority, declare the Amendment effective, it does not foreclose the Commission from taking any action with respect to the Amendment;

     o The fund is responsible for the adequacy and accuracy of the disclosure in the Amendment;

     o the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Amendment effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Amendment; and

     o the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Prospect Street(R) High Income Portfolio Inc.


By:  /S/  MARK OKADA
     --------------------
     Mark Okada
     Authorized Signatory

                  PROSPECT STREET(R) HIGH INCOME PORTFOLIO INC.

                           13455 NOEL ROAD, SUITE 1300
                               DALLAS, TEXAS 75240


April 7, 2005



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Dominic Minore, Esq.

Re:      Prospect Street(R) High Income Portfolio Inc.
         Post-Effective Amendment No. 1
         Registration Statement on Form N-2
         (Registration Nos:  811-05557; 333-84598)

Ladies and Gentlemen:

The undersigned hereby requests that the effective date for Post-Effective Amendment No. 1 to the Fund's Registration Statement on Form N-2 under the Securities Act of 1933, as amended, and Post-Effective Amendment No. 35 to the Fund's Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended, be accelerated so that it will become effective at 9:00 a.m., or as soon thereafter as may be practicable, on April 12, 2005, or as soon thereafter as may be practicable.

Very truly yours,

PROSPECT STREET(R) HIGH INCOME PORTFOLIO INC.



By: /S/ MARK OKADA
     ---------------------------
    Name: Mark Okada
    Title: Authorized Signatory

                              B. RILEY & CO., INC.
                     11150 SANTA MONICA BOULEVARD, SUITE 750
                          LOS ANGELES, CALIFORNIA 90025


April 7, 2005



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Dominic Minore, Esq.

Re:      Prospect Street(R) High Income Portfolio Inc.

         Post-Effective Amendment No. 1 to
         Registration Statement on Form N-2
         (Registration Nos:  811-05557; 333-84598)


Ladies and Gentlemen:

As principal underwriter of the securities of the above-referenced investment company (the "Fund"), we hereby join the Fund in requesting that the effective date for Post-Effective Amendment No. 1 to the Fund's Registration Statement on Form N-2 under the Securities Act of 1933, as amended, and Post-Effective Amendment No. 35 to the Fund's Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended, be accelerated so that it will become effective at 9:00 a.m., or as soon thereafter as may be practicable, on April 12, 2005, or as soon thereafter as may be practicable.

Very truly yours,

B. RILEY & CO., INC.


By:   /S/  Tom Kelleher
      ------------------------------
      Name:  Tom Kelleher
      Title: President